FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 15, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

 Report on Voting Results from December 15, 2009, Annual General Meeting

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  December 15, 2009

By:

“Joao C. Manuel”

 (Name)

Its:

President and Chief Executive Officer

(Title)

PETAQUILLA MINERALS LTD.

#410 – 475 West Georgia Street

Vancouver, B.C. V6B 4M9

ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Meeting”)

held at the Fairmont Waterfront Hotel,

the Princess Louisa Room, 900 Canada Place Way,

Vancouver, BC, Canada

on Tuesday, December 15, 2009, at 10:00 a.m. (Vancouver time)

Report of Voting Results

In accordance with section 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

The following matters were put to a vote by a show of hands:

	Brief Description of Matter	Outcome of Vote
1	Appointment of Ernst & Young LLP as auditor of Petaquilla Minerals Ltd. (the “Company”)	Carried
2	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	Carried
3	To elect the following directors for the ensuing year or until their successors are elected or appointed: Raul Ferrer Richard Fifer David Kaplan David Levy Daniel Small	Carried